P.E. 12/31/01

02011865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 31, 2001

Apiva.com Web Corporation
(SEC File No.: 0-30232
(Translation of registrant's name into English)

1940 West 11th Avenue, Vancouver, B.C. V6J 2C6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F _X___ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Apiva.com Web Corporation
(Registrant)

Date: 12/31/01

By: W. Gardner
(Signature)*
William Gardner, CEO

*Print name and title of the signing officer under his signature

APIVA.COM ANNOUNCES NEW NAME AND SYMBOL

Vancouver, B.C. December 17, 2001 – Apiva.com Web Corporation (OTCBB: APVAF - the "Company") is pleased to announce that effective tomorrow, Tuesday December 18, 2001, the name of the Company will change from "Apiva.com Web Corporation" to "Apiva Ventures Limited" after receiving the required number of votes at the extraordinary general meeting of shareholders held on November 22, 2001. The Company will commence trading under its new symbol "APVLF" on Tuesday December 18, 2001.

For information about the Company contact:
William Gardiner, President
(604) 687-7661

THE SEC AND THE NASD HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE